Filed Pursuant to Rule 433
Registration Nos. 333-264573
and 333-264573-01
September 11, 2023
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 11, 2023)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2023A 5.75% Senior Notes due September 15, 2033
Expected Ratings:*	Baa1 (Stable) / BBB+ (Positive) / BBB+ (Stable) (Moody’s/ Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.894% of the principal amount
Maturity Date:	September 15, 2033
Benchmark Treasury:	3.875% due August 15, 2033
Benchmark Treasury Yield:	4.284%
Spread to Treasury:	+148 basis points
Re-offer Yield:	5.764%
Optional Redemption:
Make-Whole Call:	Prior to March 15, 2033 at T+25 basis points
Par Call:	On or after March 15, 2033 at 100%
Coupon:	5.75%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2024
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AG3/US8426EPAG30
Trade Date:	September 11, 2023
Expected Settlement Date:	September 14, 2023 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Co-Managers:
BMO Capital Markets Corp.
Santander US Capital Markets LLC
SMBC Nikko Securities America, Inc.
FHN Financial Securities Corp.
Loop Capital Markets LLC
Cabrera Capital Markets LLC
C.L. King & Associates, Inc.
Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Southern Company Gas and Southern Company Gas Capital Corporation have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Southern Company Gas and Southern Company Gas Capital Corporation have filed with the SEC for more complete information about Southern Company Gas, Southern Company Gas Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Southern Company Gas, Southern Company Gas Capital Corporation, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-5579, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll free at 1-800-831-9146, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.